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                             September 26, 2023

       Randall W. Atkins
       Chairman and Chief Executive Officer
       Ramaco Resources, Inc.
       250 West Main Street, Suite1900
       Lexington, KY 40507

                                                        Re: Ramaco Resources,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 1,
2023
                                                            File No. 333-274324

       Dear Randall W. Atkins:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 filed September 1, 2023

       General

   1. We note your debt securities may be issued pursuant to a subordinated debt indenture that you will enter into
with Wilmington Savings Fund Society, FSB, as trustee. Please file the form of subordinated
indenture as a separate exhibit to the registration statement in order to qualify the
indenture as required by Section 309(a)(1) of the Trust Indenture Act of
                                                        1939.
 Randall W. Atkins
FirstName LastNameRandall  W. Atkins
Ramaco Resources,  Inc.
Comapany 26,
September NameRamaco
              2023      Resources, Inc.
September
Page 2    26, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Kevin
Dougherty, Attorney-Adviser, at (202) 551-3271 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Ralph V. De Martino